44 Montgomery Street, Suite 2400 San Francisco, CA 94104 Telephone: 415-318-8810 www.lockelord.com Daniel B. Eng Direct Telephone: 415-318-8803 Direct Fax: 916-720-0317 deng@lockelord.com

August 26, 2011

Via EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Re:	Sooner Holdings, Inc.
Form 8-K/A
Filed July 25, 2011
Form 10-Q for Quarterly Period Ended March 31, 2011
Filed May 16, 2011
File No. 000-18344

Dear Mr. Reynolds:

On behalf of our client Sooner Holdings, Inc. (the “Company”), we hereby respond to the Staff’s comment letter of August 15, 2011, issued in connection with the Company’s Form 8-K/A filed with the Commission on July 25, 2011, and the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2011.

The following responses are numbered to correspond to the questions set forth in the Staff’s comment letter.  For your convenience, the Staff’s comments are indicated in italics followed by our response.

Form 8-K/A, filed July 25, 2011
Footwear, page 16

1.             We note your response and revised disclosure regarding comment two of our letter dated July 5, 2011 and we reissue the comment. Please disclose all material terms, such as terms pertaining to price, payment, shipping and insurance, to the standard purchase order agreement with Ransford and your recent agreement with Yuanfeng.

Response:
The Company has reviewed the Staff’s comment regarding its standard purchase order and believes the it cannot disclose the specific terms of the purchase order because the type of product sold, terms of payment, delivery dates, port of exit and arrival and insurance will vary with each customer.  Accordingly, the Company does not believe that disclosure of the specific terms or range of terms will be meaningful and may be misleading because such terms may or may not be representative of an actual purchase transaction.  The Company is supplementally submitting a purchase order for the Staff’s information.

John Reynolds
Securities and Exchange Commission
August 26, 2011

With regards to Yuanfeng, the Company has revised the discussion to disclose the material terms of the contract.  The Yuanfeng contract was previously filed as Exhibit 10.16 to Form 8-K.

Liquidity and Capital Resources, page 37

2.             We repeat comment seven in part. Please describe, in greater detail, the transactions in which SFP funded the difference between $11 million and $5.7 million. Furthermore, please revise your disclosure in accordance with your response.

Response:
During the year ended December 31, 2010, SFP advanced funds in the amount of approximately $5,700,000 to Chang Sheng, a company controlled by Mr. Ang, who in turn disbursed such funds to San Ming for construction and equipment costs related to the proposed San Ming facility.  Through March 31, 2011, SFP advanced an additional $5,700,000 directly to San Ming related to the construction and equipment of the proposed facility.  The Liquidity and Capital Resources section has been revised to disclose these advances.

3.             We reissue comment nine in part. Please clarify whether a binding agreement exists to support the disclosure that that amounts owed by FFP and San Ming may be payable to the registrant if the call options are not exercised. If written, please file the agreement as an exhibit; if oral, please provide a written description of the oral agreement. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If there is no binding agreement, please revise your disclosure to reflect this fact.

Response:
SFP has an oral agreement with San Ming with the understanding the in the event that SFP does not exercise the FFP or San Ming call option agreement, that all advances made to FFP or San Ming subsequent to entering into the call option agreement will be returned to SFP upon demand.  The Liquidity and Capital Resources section has been revised to disclose this oral agreement and to further disclosed that the advances do not bear interest and are not secured.

Off-Balance Sheet Arrangements, page 39

4.             We reissue comment 10 from our letter dated July 5, 2011. In this regard, it is unclear how the exhibits have been revised in accordance with our comment as no revised exhibits have been filed with your amendment.

John Reynolds
Securities and Exchange Commission
August 26, 2011

Response:
The Company has reviewed the description of the Exhibits listed on Item 9.01.(b) to ensure that the description of the agreement listed on the index match the agreement.  In this regard, the description of the loan number listed under Exhibit 10.12 and the name of the Bank listed under Exhibit 10.15 have been previously revised to match the description of the agreements.  No new agreements have been filed as exhibits with this response.

Form 10-Q for Quarter Ended March 31, 2011
Financial Statements
Notes to Financial Statements
4. Stockholders’ Equity
Earnings Per Share, page 12

5.             We have reviewed your response to our prior comment 18, noting you have included the conversion of the Series A preferred stock in the weighted average shares outstanding in your earnings per share calculation under the presumption that this conversion represents contingently issuable shares. It appears that issuance of these shares is the result of the conversion of the preferred stock and not additional common shares to be issued as the result of a contingency stipulated within the purchase agreement (i.e. additional consideration). In addition, we note that your justification for the inclusion of the reverse stock split in your earnings per share calculation appears to be inconsistent with your June 13, 2011 response to our prior comment 29. In this response, you stated that the reverse stock split was not reflected in stockholders’ equity at March 31, 2011 because it has not occurred. Based on the foregoing, it appears to us that both the conversion and stock split should not be included in your weighted average shares outstanding figure used to calculated earnings per share at March 31, 2011. Please advise or revise.

Response:
The Company has revised its condensed consolidated statements of operations and Note 4 to the notes to condensed consolidated financial statements in the Form 10-Q for the quarters ended March 31 and June 30, 2011 to calculated earnings per share assuming that the reverse stock split has not yet been effected.

We believe the foregoing addresses all of the Staff’s comments set forth in its Comment Letter dated August 15, 2011.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Daniel B. Eng

Daniel B. Eng

John Reynolds
Securities and Exchange Commission
August 26, 2011

ACKNOWLEDGEMENT

Sooner Holdings, Inc.  (the “Company”) hereby acknowledges the following:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.           The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: August 25, 2011	Sooner Holdings, Inc.

	By:	/s/ Huang Jin Bei
Huang Jin Bei, Chief Financial Officer

石狮飞鹰塑胶有限公司

SHISHI FEIYING PLASTIC CO.，LTD.

TEL: +86-595-8680828,8681828
FAX: +86-595-8682828

买 方	成 交 确 认 书	ORIGINAL
SALES CONFIRMATION

TO Messrs.：	NO:10RFBK039B
RANSFORD LTD	Date:

Cable address:

We hereby confirm having sold to you the following Goods on terms and conditions as below:

① 货 物 名 称 及 规 格	②数 量	③单 价	④总 值

Name of Commodity and Specification	Quantity Unit Price	Total Amount

WIN DOVE BRAND PVC SLIPPERS
（PVC SOLE & PVC STRAP）

FOBXIAMEN

610-15	9.5-11	2700CTNS/13500DOZ	USD4.91/DOZ	USD66285.00

TOTAL:2700CTNS/13500DOZS	USD66285.00

   COLORS : BLUE GREEN

（数量和总值允有    %增减）

With % more or less in amount and quantity allowed.
⑤包装:每双一塑料袋,5打一出口纸箱
  Packing:
⑥装运期:
  Time of Shipment: NOV.，2010
  Loading Port & Destination: From XIAMEN TO COTONOU
⑧保     险            ☐由卖方按发票金额110%投保综合险加保战争险按一九七六年一月一日修订的中国人民保险公司海运货物
  Insurance:              保险及战争保险条款(CIC)负责.
☐由卖方按发票金额110%投保水渍险及战争险(如陆运,投保陆运上运输险)
☐ 由买方自理
☐To be effected by the sellers for 110% invoice value covering all risks and war risk
        As per Ocean Marine Cargo and War Clauses (CIC) dated 1/1/1976
☐To Be effected by the buyer.
⑨付款条件     买方须于19    年    月    日前将保兑的，不可撤销的，可转让可分割的，允许分批及转船的即期信
  Terms of Payment:20% DEPOSIT AT FIRST BY T/T, THE BALANCE AFTER RECEIVING THE COPY OF B/L
  用证开到卖方，信用证有效期延至上列装运期后         天在       到期。
  By Confirmed, Irrevocable, Transferable and Divisible Letter of Credit, Partial Shipment(s) and transshipment
  allowed to be available by sight draft. To reach the Sellers before               19       and remain valid
  for negotiation in                    until       day after the aforesaid time of shipment.
⑩装船标记
    Shipping Mark:10RF044\COTONOU IN TRANSIT TO NIGER
    Remarks

买方确认 Confirmed by :	石 狮 飞 鹰 塑 胶 有 限 公 司
SHISHI FEIYING PLASTIC CO., LTD.